
Mail Stop 4546

October 19, 2016

Douglas J. Swirsky
President and Chief Executive Officer
GenVec, Inc.
910 Clopper Road, Suite 220N
Gaithersburg, MD 20878

      Re: GenVec, Inc.
              Form 10-K
              Filed March 9, 2016
              File No. 000-24469

Dear Mr. Swirsky:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Christina M. Thomas for

                         Suzanne Hayes
                         Assistant Director
                         Office of Healthcare and Insurance